 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company)

COASTAL REALTY BUSINESS TRUST; SCM SPECIAL FUND 3, LP;
AND MACKENZIE CAPITAL MANAGEMENT, LP
(Offerors)
UNIT (EACH OF WHICH IS EQUAL TO A SHARE OF COMMON STOCK) OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$14,000,000	$1803.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,000,000 Shares at a purchase price equal to $7 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,130.40
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: May 20, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[   ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO 1. TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: Coastal Realty Business Trust and SCM Special Fund 3, LP (collectively the “Purchasers”) to purchase up to 2,000,000 shares of common stock (together, the “Unit” or “Shares”) in Apple Hospitality REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $7 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated May 20, 2014 (the “Offer Date”) and the related Assignment Form.

This Offer is hereby amended to extend the Expiration Date to July 15, 2014 and to reduce the number of Shares the Purchasers are offering to purchase from 19,000,000 to 2,000,000.  The 2,000,000 Shares subject to the Offer constitute 0.54% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $14,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.  The Purchasers are reducing the number of Shares they are offering to purchase because, based upon the response by Shareholders in other recent Apple REIT tender offers made by affiliates of the Purchasers and in this Offer thus far, the Purchasers believe that it is highly unlikely that more than 2,000,000 shares will be tendered.   As of the date hereof, 364,970 Shares have been tendered, less than 0.1% of the outstanding Shares.  The Purchasers have reduced the number offered to 2,000,000 based upon their experience that it is highly improbable that more than 2,000,000 Shares would be tendered, so pro rating should not be an issue, based upon our experience, and the Purchasers do not wish to continue to commit more funds that necessary for the purchase of Shares.

The Purchasers are extending the Offer because there was an extended delay in the mailing of the materials to shareholders by the Corporation’s transfer agent and the third-party printer, which resulted in Shareholders receiving the Offer only recently.  The Purchasers wish to give Shareholders an additional period of time during which to consider the Offer.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated May 20, 2014*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated May 20, 2014*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Press Release.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 20, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 30, 2014

Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, /Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director